Filed by Atlantic Power Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atlantic Power Corporation
Atlantic Power Corporation’s Commission File No: 001-34691

On June 21, 2011, Atlantic Power Corporation began using the following slides in connection with investor presentations:

1 Acquisition of Capital Power Income LP June 21, 2011

2 Disclaimer To the extent any statements made in these materials contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, the expected benefits of the proposed combination transaction between Atlantic Power Corporation (“ATP”), Capital Power Income L.P. (“CPILP”) and the entity resulting from such combination, such as accretion, the ability to pay dividends, enhanced cash flow, growth potential, market profile and financial strength, the position of the combined company, and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "estimate", "intend" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Atlantic Power and CPILP believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: (i) the failure to receive, on a timely basis or otherwise, the required approvals by Atlantic Power shareholders, CPILP unitholders and government or regulatory agencies (including the terms of such approvals); (ii) the risk that a condition to closing of the transaction may not be satisfied; (iii) the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; (iv) the possibility that costs or difficulties related to the integration of Atlantic Power and CPILP operations will be greater than expected; and other risk factors relating to the power industry, as detailed from time to time in Atlantic Power's filings with the United States Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA"), and CPILP's filings with the CSA. There can be no assurance that the proposed transaction will in fact be consummated. All $ figures in the presentation are Cdn$ unless otherwise noted.

3 Additional Information In connection with the proposed transaction, Atlantic Power Corporation ("Atlantic Power") plans to file with a registration statement on Form S-4 with the United States Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/management circular of Atlantic Power and Capital Power Income L.P. (“CPILP”) that will also constitute a prospectus of Atlantic Power. Atlantic Power and CPILP will mail the joint proxy statement/prospectus to their respective stock and unitholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Atlantic Power and CPILP, free of charge, at the website maintained by the SEC at www.sec.gov, at the website maintained by the Canadian Securities Administrators ("CSA") at www.sedar.com or at Atlantic Power's website, www.atlanticpower.com or by writing Atlantic Power at the following: Atlantic Power Corporation, 200 Clarendon Street, Floor 25, Boston, Massachusetts 02116, or telephoning Atlantic Power at (617) 977-2400. The respective directors and executive officers of Atlantic Power and CPILP, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Powers' directors and executive officers is available in its definitive proxy statement filed with the SEC on May 2, 2011, and information regarding CPILP's directors and executive officers is available in its Annual Information Form filed on March 11, 2011 at www.sedar.com. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and CSA when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4 Barry Welch President and CEO Paul Rapisarda Managing Director of Acquisitions and Asset Management Stuart Lee President Tony Scozzafava CFO

Strategic Rationale Creates a leading power infrastructure company, with high quality contracted asset base and increased diversification by region, fuel type and EBITDA contribution Combines Atlantic Power’s proven management team with CPILP’s highly qualified operations personnel, creating the opportunity for operational synergies across the combined asset base Doubles market capitalization and improves access to capital to pursue growth Strengthens dividend stability for the foreseeable future and provides immediate accretion to cash available for distribution to shareholders Internalizes the Manager for CPILP, aligning unitholder interests with those of Management for purposes of continued growth 5 Combination Creates Leading $3.6 Bn Power Infrastructure Company

AtlanticPower Corporation

Transaction Overview


Westinghouse

Description

- Atlantic Power Corporation ("Atlantic Power" or "ATP") is acquiring 100% of Capital Power Income LP's ("CPILP") equity
- CPILP unit holders will receive $19.40 per unit, consisting of $17.25 paid by ATP and $2.15 paid by Capital Power Corporation ("CPC") for CPILP's North Carolina assets

Consideration

- CPILP unit holders can elect to receive $19.40 in cash or 1.30 shares in ATP for each CPILP unit, subject to allocation limits; share election can qualify as a tax free rollover, while the cash portion will be taxable
- ATP is offering $506.5 MM in cash and approximately 31.4 MM shares in ATP

Financing

- $623MM committed bridge financing in place to fund cash portion of the acquisition
- Intended permanent financing to include ~$200 MM of equity and ~$423 MM of debt

Dividend

- ATP intends to increase its annual dividend 5% to Cdn$1.15/share following consummation of the transaction

Timing

- Subject to court, unitholder, shareholder, and SEC approval
- Estimated Closing: Q4 2011

Other

- CPC has signed a customary 90 day lockup for any ATP shares that it will receive

6

Pro Forma Company Overview Large and diverse portfolio of assets, with 2,169 MW of net generation across 31 facilities(1) Diversified by fuel and region Portfolio complemented by a regulated transmission project in California Largely contracted asset base provides predictable and stable revenue, margins and cash flows Average remaining PPA life of 9.1 years 93% of generation off-takers are investment grade rated based on MW 7 ATP CPILP PERC Facilities Biomass Gas Hydro Biomass Gas Coal Transmission Wind Hydro (1) Includes Piedmont which is currently under construction Extensive power generation development, project operations, finance, M&A and asset management experience which will be balanced by CPILP’s day-to-day operational expertise Well-maintained facilities with 2010 availability of 95% across the fleet 95% of net capacity from clean power

Combined ATP Fuel Type & Geographic Diversification 8 ATP Geographic region by net capacity (MW) Fuel type by net capacity (MW) CPILP(1) Combined ATP 1,245 MW 1,245 MW 924 MW 924 MW Note: Includes Piedmont which is currently under construction Excludes North Carolina assets 2,169 MW 2,169 MW U.S. Central 13% U.S. Southeast 56% U.S. Southwest 2% U.S. Northeast 23% U.S. Northwest 6% U.S. Central 23% U.S. Southeast 24% U.S. Southwest 8% U.S. Northeast 22% U.S. Northwest 8% Canada 15% Hydro 9% Gas 83% Biomass 8% Wind 2% Coal 5% Hydro 6% Gas 78% Biomass 9% Hydro 9% Bio mass 8% Gas 83% U.S. Central 30% Canada 26% U.S. Southwest 13% U.S. Northeast 21% U.S. Northwest 10% Geographic region by net capacity (MW)

9 Focus on Creating Shareholder Value: Financial and Strategic Plan 1 Sustain and grow cash flows Optimize contractual agreements Optimize and expand existing assets in portfolio Pursue development opportunities 2 Pursue accretive acquisitions Actively seek and evaluate proprietary acquisition opportunities in North America Focus on opportunities with contracted cash flows, credit-worthy counterparties, minimal fuel price risk and attractive power markets 3 Maintain financial flexibility Take advantage of access to public markets in both U.S. and Canada Dual listing on TSX and NYSE increases liquidity and broadens investor base, reducing cost of capital 4 Generate shareholder value Stable, attractive dividend for yield-focused investors Contracted business model for predictable cash flow generation

10 ATP Track Record of Growth/Dividends ATP management has a demonstrated track record of pursuing accretive transactions and growing dividends ATP has increased its dividend three times since its IPO Dividend increases are determined on the basis of long-term sustainability ATP intends to increase dividend to $1.15/share at the close of the transaction Pro forma dividend is stable for the foreseeable future even assuming no additional acquisitions or organic growth Pro forma payout ratio decreases significantly starting in 2012 Pro Forma Dividend Stability ATP Historical Dividends CPILP Historical Distributions ATP Historical Project Adjusted EBITDA from Acquisitions (C$/Share) (C$/Unit) ($MM) 59.6 71.9 78.2 84.8 - 25 50 75 100 2007 2008 2009 2010 1.01 1.04 1.06 1.06 1.09 1.09 1.00 1.02 1.04 1.06 1.08 1.10 2005 2006 2007 2008 2009 2010 2.52 2.52 2.52 2.52 1.95 1.76 1.50 1.80 2.10 2.40 2.70 3.00 2005 2006 2007 2008 2009 2010

Post transaction, Atlantic Power will be the second largest publicly listed power infrastructure company Pro-forma market capitalization of ~$1.7Bn Enterprise value of ~$3.6Bn Access to public markets in both the U.S. and Canada Larger size and broader-based shareholder ownership will improve access to capital and facilitate the pursuit of sustained growth initiatives Scale Will Support Growth 11 (1) All EBITDA figures per Bloomberg as at June 17, 2011, except for ATP EBITDA which represents reported project-adjusted EBITDA from 2010 and utilizes the 2010 average exchange rate to convert from US$ to Cdn$ (2) Reflects one-year average daily trading volume 2010 EBITDA(1) (MM) 250 323 130 174 149 70 70 62 52 Analyst Coverage 11 -- 12 8 8 15 13 15 7 Volume Traded(2) (000’s) 201.2 -- 190.0 87.9 148.0 407.7 106.7 40.8 126.0 Enhanced Capital Markets Presence 3,689 3,601 2,133 1,931 1,462 1,297 1,287 945 662 - $500.0 $1,000.0 $1,500.0 $2,000.0 $2,500.0 $3,000.0 $3,500.0 $4,000.0 Brookfield Renewable Power Fund Atlantic Power Combined Northland Power Corp. Capital Power Income L.P. Atlantic Power Corp. Algonquin Power & Utilities Corp. Innergex Renewable Energy Inc. Boralex Inc. Capstone Infrastructure Corp. Enterprise Value ($ millions)

12 Historical Total Return Performance Historical Total Return ATP has outperformed its peers on a total return basis since its inception in late 2004 Attributable to management’s dedication to growth and portfolio optimization SPTSUT: 92% CPILP: 1% AMZ:137% SPTSX: 69% SP5UTIL: 56% ATP: 189% -60.0% -40.0% -20.0% 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 120.0% 140.0% 160.0% 180.0% 200.0% Nov-04 Mar-05 Jul-05 Nov-05 Mar-06 Jul-06 Nov-06 Mar-07 Jul-07 Nov-07 Mar-08 Jul-08 Nov-08 Mar-09 Jul-09 Nov-09 Mar-10 Jul-10 Nov-10 Mar-11 Total Return Atlantic Power Corp. Capital Power Income LP S&P TSX S&P TSX Utilities Index S&P Utilities Index Alerian MLP Index

Combined Contracted PPA Profile Supports Stable Cash Flow and Dividend 13 Power Purchase Agreement Overview (1) Path 15 has a 30 year regulatory life and a 2004 COD (2) Excludes Path 15 Remaining PPA: 9.1 years Remaining Useful Life: 22.6 years Weighted Average(2) (1) 2034 2012 2012 2012 2013 2013 2013 2014 2014 2017 2017 2018 2018 2019 2019 2019 2020 2020 2020 2020 2022 2022 2022 2023 2023 2024 2027 2027 2028 2030 2037 2011 2015 2019 2023 2027 2031 2035 2039 Path 15 Kenilworth Badger Creek Nipigon Greeley Lake Auburndale Selkirk Tunis Kapuskasing North Bay Pasco Williams Lake Naval Station Naval Training Center North Island Gregory Delta Calstock Oxnard Manchief Frederickson Moresby Lake Orlando Morris Chambers Curtis Palmer Mamquam Cadillac Idaho Wind Piedmont Koma Kulshan PPA Term 2032

14 Diversified Portfolio with High Credit Quality Counterparties 99% of off-takers have investment grade rating based on contributions to EBITDA; 64% are A- rated or higher No single project accounts for more than 10% of pro forma EBITDA Quality assets with high availability Off-taker Credit Rating (1) 2010 Adjusted EBITDA (2) (1) Based on 2010 EBITDA (2) No project in the “Other” category contributes more than 4% to EBITDA Historical Availability AAA 11% AA- to AA 15% BBB- to BBB+ 35% BB- 1% N/R <1% A- to A+ 38% 93 95 95 93 92 95 80 85 90 95 100 2008 2009 2010 ATP CPILP Curtis Palmer 9% Path 15 8% Williams Lake 7% Other 41% Morris 5% Auburndale 10% Manchief 5% Chambers 6% Lake 9%

15 Steps to Close Regulatory approvals: Federal Energy Regulatory Commission (FERC) Canadian Competition Act and Hart-Scott-Rodino (HSR) Antitrust Review Investment Canada Atlantic Power and CPILP equity holder approvals ATP requires shareholder approval by a majority of shares voting CPILP requires unitholder approval by a majority of the units excluding units held by Capital Power Corp Committed bridge is in place to ensure funding for closing Target permanent capital raise: ~$200 MM Equity/ ~$423 MM Debt Expected close: Q4 2011

16 A Win-Win Transaction for Stakeholders Accretive Transaction Improves Scale and Asset Diversity Improves Future Growth Prospects Complements Existing Management Team Enhances Liquidity and Access to Capital Stable Dividend into Foreseeable Future

17 Appendix

AtlanticPower Corporation

Atlantic Power: Summary of Operating Projects


westinghouse

Operating projects are diversified across geography and investment-grade utility customers

Project Name	Location	Type	Total MW	Economic Interest	Net MW	Electricity Purchaser	Contract Expiry	S&P Credit Rating
Auburndale	Florida	Natural Gas	155	100%	155	Progress Energy Florida	2013	BBB+
Idaho Wind	Idaho	Wind	183	27.6%	50	Idaho Power Company	2030	BBB
Lake	Florida	Natural Gas	121	100%	121	Progress Energy Florida	2013	BBB+
Pasco	Florida	Natural Gas	121	100%	121	Tampa Electric Co.	2018	BBB
Cadillac	Michigan	Woody Biomass	39	100%	40	Consumers of Michigan	2028	BBB-
Chambers	New Jersey	Coal	262	40%	89	Atlantic City Electric	2024	BBB+
					16	DuPont	2024	A
Path 15	California	Transmission	N/A	100%	N/A	California Utilities via CAISO	N/A	BBB+ to A
Orlando	Florida	Natural Gas	129	50%	65	Progress Energy Florida	2023	BBB+
Selkirk	New York	Natural Gas	345	17.7%	49	Consolidated Edison	2014	A-
					15	Merchant	N/A	N/R
Gregory	Texas	Natural Gas	400	17.1%	59	Fortis Energy Marketing and Trading	2013	AA
					4	Sherwin Alumina	2020	N/R
					6	Merchant	N/A	N/A
Badger Creek	California	Natural Gas	46	50%	23	Pacific Gas & Electric	2012	BBB+
Koma Kulshan	Washington	Hydro	13	49.8%	6	Puget Sound Energy	2037	BBB
Piedmont	Georgia	Biomass	54	98.0%	52	Georgia Power Company	2032	A
Delta-Person	New Mexico	Natural Gas	132	40%	53	Public Service of New Mexico	2020	BB-

(1) Fitch rating on Reedy Creek Improvement District Bonds.

18

CPILP: Summary of Operating Projects


Westinghouse

CPILP shares a similar portfolio of assets which are diversified across geography and investment-grade utility customers

Project Name	Location	Type	Total MW	Economic Interest	Electricity Purchaser	Contract Expiry	S&P Credit Rating
Calstock	Ontario	Biomass	40	100%	Ontario Electricity Financial Corp	2020	AA
Kapuskasing	Ontario	Natural Gas	62	100%	Ontario Electricity Financial Corp	2017	AA
Nipigon	Ontario	Natural Gas	44	100%	Ontario Electricity Financial Corp	2012	AA
North Bay	Ontario	Natural Gas	64	100%	Ontario Electricity Financial Corp	2017	AA
Tunis	Ontario	Natural Gas	69	100%	Ontario Electricity Financial Corp	2014	AA
Mamquam	B.C.	Hydro	52	100%	BC Hydro	2027	AA
Moresby Lake	B.C.	Hydro	6	100%	BC Hydro	2022	AA
Williams Lake	B.C.	Biomass	68	100%	BC Hydro	2018	AA
Frederickson	Washington	Natural Gas	249	50%	3 Public Utility Districts	2022	A
Greeley	Colorado	Natural Gas	101	100%	Public Service Company of Colorado	2013	BBB+
Manchief	Colorado	Natural Gas	301	100%	Public Service Company of Colorado	2022	BBB+
Naval Station	California	Natural Gas	54	100%	San Diego Gas & Electric	2019	A+
Naval Training Centre	California	Natural Gas	28	100%	San Diego Gas & Electric	2019	A+
North Island	California	Natural Gas	51	100%	San Diego Gas & Electric	2019	A+
Oxnard	California	Natural Gas	49	100%	Southern California Edison	2020	BBB+
Curtis Palmer	New York	Hydro	60	100%	Niagara Mohawk	2027	A-
Kenilworth	New Jersey	Natural Gas	30	100%	Schering	2012	A-
Morris	Illinois	Natural Gas	177	100%	Exelon	2011	BBB
					Equistar	2023	B+

19

20 Growth through Development Projects Frederickson 2 290 MW combined-cycled gas-fired plant located adjacent to CPILP’s current Frederickson facility 50/50 partnership with PSE Expected to be bid into a RFP process in 2012 with an anticipated 2016 COD Manchief 2 202 MW internal-combustion gas-fired facility located adjacent to CPILP’s current Manchief facility Expected to be bid into a RFP process in 2012 with an anticipated 2016-2017 COD Haida Gwaii 10.2 MW hydro and wind-powered project located at CPILP’s existing Moresby Lake location Anticipated to replace diesel generation lower cost renewable sources Expected to be into a RFP process in 2011 with an anticipated 2014 COD Rollcast Energy ATP currently owns 60% of Rollcast Energy Inc. which is a developer of biomass power plants in the southeastern U.S. Five 50 MW projects in various stages of development, two of which have executed 20-year PPAs with terms that provide for fuel cost pass-throughs Idaho Wind Partners: 183 MW (50 net); COD Q1 2011; 20 year PPA Piedmont Green Power: 53.5 MW Biomass in GA; COD 2012; 20 year PPA Developing biomass projects through Rollcast Energy affiliate in the U.S. Southeast Continuing to review renewable projects in the U.S. (wind, solar and geothermal) Partnering with experienced teams Considering wind and solar projects in Canada Policy incentives via revenue enhancements; better than via tax benefits given our tax position Goal to make investment at either late stage development, construction or initial equity party’s selldown

21 Management Team Proven track record of performance which will carry through to the newly combined entity Strong independent board with extensive industry experience in Canada and the US Name Experience Management Team Barry Welch CEO and President Head of John Hancock’s Bond & Corporate Finance Group IPP developer with Thermo Electron Paul Rapisarda Managing Director 25 year Wall Street career Involved in numerous advisory and principal transactions in the energy and power sectors Board of Directors Irving Gerstein Member of Senate of Canada; also on boards of Student Transportation Inc. and Medical Facilities Corporation Ken Hartwick President, CEO and Director, Just Energy, independent energy supplier in Canada and the US (TSX JE.UN) John McNeil President, BDR North America Inc., Canadian consulting firm focused on electricity and natural gas industries Holli Nichols Managing Director, SCF Partners Formerly, Executive Vice President and CFO, Dynegy Inc R. Foster Duncan Partner, SAIL Sustainable Partners, a cleantech investment firm Formerly, Executive Vice President and CFO of Cinergy Corp and Managing Member of KD Capital LLC, an affiliate of KKR Barry Welch President and CEO, Atlantic Power

Transaction Sources & Uses of Financing 22 Note: Analysis conducted assuming a 1.30 exchange ratio, and $506.5 mm of cash to CPILP unitholders (1) $17.27 x 56.5 million CPILP units outstanding (2) As at June 17, 2011 (3) $14.96 x 31.3 million units issued to CPILP unitholders Total Purchase Price Cash Available for Unitholders (C$ millions; except unit data) Gross Purchase Price $1,933.0 Purchase Price for Units (1) $975.2 Less: Assumed Debt and Preferred Securities ($841.3) Add: Long-Term Debt (2) $616.3 Total Financing Required $1,091.7 Add: Revolver (2) $52.8 Less: Shares Issued as Consideration ($468.7) Add: Preferred Securities (2) $225.0 Total Cash Required $622.9 Enterprise Value $1,869.4 Less: Transaction Fees ($51.1) Management Agreement $10.0 Less: Management Agreement ($10.0) Ontario Land Transfer Tax $2.5 Less: Ontario Land Transfer Tax ($2.5) Transaction Fees $51.1 Less: Retirement of Revolver ($52.8) Gross Purchase Price $1,933.0 Net Cash Available for Transaction $506.5 Sources of Financing Total Consideration Mix for Shareholders % $ Sources of Financing Cash Component 51.9% $506.5 CPILP Long Term Debt $616.3 Share Component 48.1% $468.7 CPILP Preferred Shares $225.0 $975.2 Debt Issuance $422.9 Common Share Offering $200.0 Common Shares Issued to CPILP Unitholders (3) $468.7 Total Sources of Financing $1,933.0

Pro-Forma Capital Structure 23 Pre- & Post-Transaction Capitalization (1) As at June 17, 2011 assuming 68.6 million shares outstanding and a share price of $14.96 (2) As at June 17, 2011 assuming 56.5 million units outstanding and a unit price of $18.63 (3) As at June 17, 2011, based on 44.7 million shares issued assuming a $14.96 share price ATP CPILP Adjustments Pro-Forma Debt Senior/Project Debt $438.2 $616.3 $422.9 $1,477.5 Convertible Debentures $204.0 – – $204.0 Credit Facility – $52.8 ($52.8) – Debt Portion of Prefs – $112.5 – $112.5 Total Debt $642.2 $781.6 $370.1 $1,794.0 Market Value of Equity Market Cap. $1,025.7 $1,052.0 ($1,052.0) $1,025.7 Equity Portion of Prefs. – $112.5 – $112.5 Market Value of Issued shares – – $668.7 $668.7 Market Equity $1,025.7 $1,164.5 ($383.3) $1,806.9 Total Capitalization $1,667.9 $1,946.1 ($13.1) $3,600.9 Debt / Capitalization Ratios 38.5% 40.2% n/a 49.8% (1) (2) (3)